UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____________ TO _____________

Commission file number: 1-106

401(K) SAVINGS PLAN OF LYNCH CORPORATION & PARTICIPATING EMPLOYERS
 (Title of the Plan)

LYNCH CORPORATION
(Issuer of the securities held)

Indiana	38-1799862

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

50 Kennedy Plaza, Suite 1250, Providence, RI	02903

(Address of principal executive offices)	(Zip Code)

(401) 453-2007

(Registrant’s telephone number, including area code)

Financial Statements and Supplemental Schedule

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Years ended December 31, 2001 and 2000

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Financial Statements
and Supplemental Schedule

Years ended December 31, 2001 and 2000

Report of Independent Auditors

Board of Directors
Lynch Corporation

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Lynch Corporation and Participating Employers as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Providence, Rhode Island
May 24, 2002

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Assets
Investments	$4,581,397	$4,562,386
Accrued income	7,931	–

Net assets available for benefits	$4,589,328	$4,562,386

See accompanying notes.

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2001	2000

Additions
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common stock	$(139,228)	$15,668
Mutual funds	53,981	(91,096)

	(85,247)	(75,428)
Interest and dividends	229,936	393,792

	144,689	318,364
Contributions:
Participants	329,355	255,262
Employer	17,315	20,290
Transfer from Lynch Interactive Corporation Rollover 401(k) Plan	–	1,337,354

Total additions	491,359	1,931,270

Deductions
Benefits paid directly to participants	459,251	314,532
Excess contributions and related investment income distributed to participants	–	9,689
Other	5,166	1,233
Transfer to Lynch Interactive Corporation 401(k) Plan	–	1,148,649

	464,417	1,474,103

Net increase	26,942	457,167

Net assets available for benefits at beginning of year	4,562,386	4,105,219

Net assets available for benefits at end of year	$4,589,328	$4,562,386

See accompanying notes.

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Notes to Financial Statements

December 31, 2001

1.  Description of Plan

The following description of the 401(k) Savings Plan of Lynch Corporation (the “Company”) and Participating Employers (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Plan Agreement, which is available from the Company.

General

The Plan is a defined contribution plan covering all non-union employees of the Company and the employees of certain of its subsidiaries who are at least 18 years of age and who have completed 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On September 1, 1999, Lynch Corporation spun-off Lynch Interactive Corporation and substantially all existing employees of Lynch Corporation became employees of Lynch Interactive Corporation. Lynch Interactive corporate employees and the employees of Bretton Woods Telephone Company, a subsidiary of Lynch Interactive Corporation, who participated in the Plan during 1999, ceased contributing to the Plan as of the spin-off date. During 2000, Lynch Interactive corporate employees transferred their fund balances of $1,148,649 to the Lynch Interactive Corporation 401(k) Plan, which was established at the time of the spin-off. Additionally, Bretton Woods’ employees transferred their fund balances to its own plan. On May 15, 2000, the Lynch Interactive Corporation 401(k) Plan merged into the Plan and accordingly, assets of $1,337,354 were transferred into the Plan.

Contributions

Participants may elect to contribute, on a pre-tax basis, between 1% and 15% of their total annual compensation to the Plan up to the maximum allowed under the Internal Revenue Code.

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Notes to Financial Statements (continued)

1. Description of Plan (continued)

An annual mandatory employer matching contribution is made to each participant’s account equal to 25% of the first $800 of the participant’s contribution, as defined in the Plan agreement, generally on or about the closing date of the Plan year. (See Note 5.) In addition, the Company may make a discretionary matching contribution equal to a percentage of the first $800 of the participant’s contribution. No such discretionary contribution was made in 2001 or 2000.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are vested immediately in all contributions to their accounts, including the Company’s matching contributions (mandatory and discretionary, if any) and investment earnings.

Payment of Benefits

Participant benefits are paid as soon as practicable following termination of employment, permanent disability, retirement, death or upon termination of the Plan in accordance with the terms of the Plan agreement. All benefit payments are made in lump sum payments for an amount equal to the fair value of the participants’ vested account balance.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 or up to 50% of their account balance (not to exceed $50,000). All loans must, by their terms, require repayment over a period not to exceed five years, unless for the purchase of the participant’s primary residence for which the term shall be determined by the Company. The loans are secured by the participant’s account and bear interest at a reasonable rate as determined by the Plan administrator.

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Expenses

The Plan’s administrative expenses are paid by the Company.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Common Stock is valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

401(k) Savings Plan of Lynch Corporation
and Participating Employers

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2001	2000

Fleet Stable Asset Fund	$1,335,922	$1,132,535
Franklin Mutual Qualified Fund	1,316,286	1,486,258
Franklin Mutual Discovery Fund	467,108	458,760
Galaxy U.S. Treasury Fund	730,721	296,312
Lynch Corporation — Common Stock	267,445	550,142
Lynch Interactive — Common Stock	301,944	475,542

4. Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. Subsequent Event

Effective January 1, 2002, the maximum employer matching contribution was increased to 62.5% of a participant’s salary reduction contribution not to exceed $800.

In addition, all Lynch Interactive participants were transferred out of the Plan, into a separate plan for Lynch Interactive Employees in the amount of approximately $1,400,000, effective January 1, 2002.

Supplemental Schedule

401(k) Savings Plan of Lynch Corporation
and Participating Employers

EIN-38-1799862 Plan-004

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value

Fleet National Bank:	*Fleet Stable Asset Fund, 133,592 shares	$1,335,922

	*Galaxy U.S. Treasury Fund, 730,721 shares	730,721

	Franklin Mutual Qualified Fund, 79,823 shares	1,316,286

	Franklin Mutual Discovery Fund, 25,679 shares	467,108

	Sunshine PCS Corp. -- Common Stock 10,826 shares	17,863

Lynch Corporation:	*Lynch Corporation -- Common Stock, 15,171 shares	267,445

Lynch Interactive Corporation:	*Lynch Interactive Corporation -- Common Stock, 4,376 shares	301,944

Participant loans*:	7.75% to 8.5%	144,108

		$4,581,397

*     Indicates party-in-interest to the Plan.